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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Abra Group Announces an Agreement to Purchase up to 45 E195-E2 Aircraft from Embraer, Providing Additional Flexibility to Abra’s Growth and Connectivity Strategy

•	The agreement includes 20 E195-E2 aircraft plus 10 purchase options and 15 purchase rights, for a total of up to 45 aircraft.
•	The new fleet type will allow Abra to better match capacity and demand throughout its network, open new markets and add frequencies.

Farnborough, UK, July 21, 2026. Abra Group - parent of Avianca, Gol and Wamos Air- and Embraer announced an agreement for Abra to acquire 20 E195-E2 aircraft. Abra will also receive 10 purchase options and 15 purchase rights, for a total of up to 45 aircraft, subject to fulfilment of certain additional conditions.

The E195-E2, the largest aircraft in Embraer’s E-Jet E2 family, is designed for increased fuel efficiency, lower emissions, and improved passenger comfort. By incorporating this aircraft into its fleet, Abra Group aims to expand its strategy as a pan-Latin American platform, investing to strengthen connectivity and enhance fleet flexibility to serve domestic and regional markets where right-sized capacity can unlock new opportunities, while enhancing operational efficiency and customer experience.

The first aircraft delivery is expected in the fourth quarter of 2027.

Adrian Neuhauser, CEO of Abra, said: “The E195-E2 will provide Abra with flexibility to pursue new opportunities as part of our disciplined approach to fleet deployment, and delivering greater value when and where our customers need it most. This agreement reflects our commitment to continue investing in efficient, next-generation aircraft as we expand connectivity and strengthen our network across the region and domestically”.

Arjan Meijer, President and CEO of Embraer Commercial Aviation, said: “We are proud to support Abra Group in its growth journey with the E195-E2, one of the most efficient and environmentally friendly single-aisle aircraft available today. This agreement reinforces Embraer’s position as a key partner for airlines seeking versatility and performance from small narrowbody aircraft.”

The E195-E2 is recognized for its advanced aerodynamics, new-generation Pratt & Whitney GTF engines, and reduced environmental footprint, offering significant reductions in fuel burn and emissions compared with previous-generation aircraft.

This order will be included in Embraer’s Q3 backlog once all final conditions are fulfilled, with deliveries of the E195-E2 fleet expected to begin in the fourth quarter of 2027 and be phased in progressively thereafter.

About Abra Group

Abra is a leading air transportation company across Latin America that brings together the iconic Avianca and GOL airline brands, along with a strategic investment in Wamos Air, on a unified, pan-Latin American platform. The Company also encompasses leading loyalty programs (LifeMiles and Smiles) and robust cargo operations. In addition, Abra holds convertible debt representing a minority ownership interest in Sky Airline. Avianca, the second-oldest airline in the world, operates a fleet primarily comprised of A320 and B787 passenger aircraft, as well as cargo aircraft. GOL, one of Brazil’s leading airlines, operates a fleet largely composed of B737 passenger aircraft. Wamos Air is a leading European provider of wide-body Aircraft, Crew, Maintenance and Insurance (ACMI) services, operating A330 passenger aircraft. Abra has approximately 30,000 employees and operates a fleet of more than 300 aircraft, with scheduled flights serving more than 25 countries and over 145 destinations. For more information, visit www.abragroup.net.

Media Contact

abrapress@teneo.com

In Brazil

alberto.komatsu@fsb.com.br

About Embraer

A global aerospace company headquartered in Brazil, Embraer operates in the Commercial Aviation, Executive Aviation, Defense & Security and Agricultural Aviation segments. The Company designs, develops, manufactures and markets aircraft and systems, and provides after-sales Services & Support to customers. Since its foundation in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds, an aircraft manufactured by Embraer takes off from somewhere in the world, transporting more than 150 million passengers annually. Embraer is a leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations